Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: FMC Corporation (FMC)
Name of person relying on exemption: John Chevedden, FMC Shareholder
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote for the Special Meeting Proposal 6 and Against the First of a Number of Company Sponsored Empty Suit Special Meeting Proposals for 2025

FMC has disingenuously put forth its Proposal 5 to steal votes from Proposal 6 which was submitted first. Look for a number of other companies that will take such a disingenuous step at 2025 annual meetings.

FMC is disingenuously clever in making it seem that shareholders have a black and white choice of between 10% of shareholders being able to call for a special shareholder meeting (Proposal 6) and 25% of shareholders being able to call for a special shareholder meeting (Proposal 5).

However FMC is not up front in telling FMC shareholders that if FMC shareholders approve Proposal 5 FMC can take FMC shareholder approval for Proposal 5 and tack on the major restriction that all short term FMC shareholders are prohibited from formally calling for a special shareholder meeting.

Thus a typical group of FMC shareholders, who own 25% of long term FMC shares, could determine that they own 40% of FMC shares when both their long term and short term FMC shares are added up. Thus there is a bait and switch dynamic here. FMC shareholders can believe that they are voting for a 25% figure and FMC can take their vote and enact a de facto 40% figure. FMC is to be criticized for not being up front about this.

There is no point to gum up the bylaws of FMC with a useless right to call for a special shareholder meeting at the 25% figure that can then turn into a 40% figure.

There is no concern that a 10% figure to call for a special meeting is too easy. It is almost unheard of for any special shareholder meeting, called for by shareholders, to ever occur at any company. The reason to have this right is that with this right in place companies are more likely to engage productively with their shareholders because shareholders have a reasonable ability to call for a special shareholder meeting – Proposal 5.